Suite 2400 865 South Figueroa Street Los Angeles, CA 90017-2566 Andrew Bond 213.633.8666 tel 213.633.6899 fax andrewbond@dwt.com

December 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Jonathan Burr
Brigitte Lippmann
Myra Moorsariparambil
Joel Parker
John Coleman

Re:	Gold Torrent (Canada) Inc.
Registration Statement on Form S-4
Filed October 25, 2017
File No. 333-221123

Gold Torrent, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
File No. 000-53872

Ladies and Gentlemen:

On behalf of our clients, Gold Torrent (Canada) Inc. a British Columbia, Canada company (“Gold Torrent Canada”) and Gold Torrent, Inc. a Nevada corporation (“Gold Torrent US”), we are responding to the comment letter dated November 21, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), relating to Gold Torrent Canada’s Registration Statement on Form S-4 (File No. 333-221123 (the “Registration Statement”) and Gold Torrent US’s Form 10-K for the Fiscal Year Ended March 31, 2017 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended September 30, 2017 (the “Form 10-Q”) (File No. 000-53872).

Securities and Exchange Commission

December 7, 2017

To facilitate the Staff’s review, we have reproduced below the comments contained in the Comment Letter in italics, and included under each comment our response.

In addition, we advise the Staff that we have filed on behalf of Gold Torrent Canada, Amendment No. 1(“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect Gold Torrent Canada’s responses to the Staff’s comments in the Comment Letter and to incorporate certain other updating and conforming changes. All page numbers below refer to Amendment No. 1, except as otherwise noted. Additionally, we have filed on behalf of Gold Torrent US, an amendment to the Form 10-K (the “Amended Form 10-K”) and an amendment to Gold Torrent US’s Form 10-Q for the Quarterly Period Ended June 30, 2017, to reflect Gold Torrent US’s responses to the Staff’s comments in the Comment Letter.

Form S-4

Facing Page

1.	The facing page indicates that Gold Torrent (Canada) Inc. is the registrant. Please revise the facing page to state that the jurisdiction of incorporation or organization is British Columbia, Canada instead of Nevada, or advise us why the jurisdiction of incorporation or organization should be Nevada.

Response: Based on the Staff’s comment, Gold Torrent Canada has revised the disclosure on the facing page to state that the jurisdiction of incorporation is British Columbia, Canada.

Cover Page

2.	Please disclose the title and amount of securities offered on your cover page. Refer to Item 501(b)(2) of Regulation S-K.

Response: Based upon the Staff’s comment, Gold Torrent Canada has revised the disclosure on the cover page to include the amount of securities to be distributed pursuant to Item 501(b)(2) of Regulation

General Information about the Redomicile Transaction and the Annual Meeting, page 3

3.	Please disclose the statutory provisions under the Nevada Revised Statutes and under the Business Corporations Act (British Columbia) by which the redomicile transaction will be effected.

Response: Based upon the Staff’s comment, Gold Torrent Canada has revised the disclosure under the section entitled “General Information about the Redomicile Transaction and Annual Meeting” on page 3 of the proxy statement/prospectus forming part of the Registration Statement (the “Proxy Statement/Prospectus”) to include disclosure of the relevant statutory provisions under the Nevada Revised Statutes and under the Business Corporations Act (British Columbia) by which the redomicile transaction will be effected.

Securities and Exchange Commission

December 7, 2017

Selected Consolidated Historical Financial Data of Gold Torrent, page 30

4.	Please revise to present historical book value per share for each period presented. Refer to Item 3(f)(1) of Form S-4.

Response: Based on the Staff’s comment, Gold Torrent Canada has revised the Selected Consolidated Historical Financial Data table on page 30 of the Proxy Statement/Prospectus to present the historical book value per share of Gold Torrent US’s common stock for each period presented in the table.

5.	In the Form 10-Q for the quarter ended June 30, 2017, you have disclosed net loss attributable to non-controlling interest and net loss attributable to stockholders of the Company. Please revise your table to present these line items.

Response: Based on the Staff’s comment, Gold Torrent Canada has revised the Selected Consolidated Historical Financial Data table on page 30 of the Proxy Statement/Prospectus to include net loss attributable to non-controlling interest and net loss attributable to stockholders of Gold Torrent US for each of the periods in the table.

6.	You have disclosed the basic and diluted loss per share for the three months ended June 30, 2017 as $(14.68). Please note basic and diluted loss per share should be calculated based on net loss attributable to stockholders of the Company. Please provide your calculation and revise the disclosure herein and in your Form 10-Q for the quarter ended June 30, 2017 as necessary.

Response: Based on the Staff’s comment, Gold Torrent Canada has revised the Selected Consolidated Historical Financial Data table on page 30 of the Proxy Statement/Prospectus to calculate basic and diluted loss per share based on net loss attributable to the stockholders of Gold Torrent US. Also, we advise that Gold Torrent US has filed an amended Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that calculates basic and diluted loss per share based on net loss attributable to the stockholders of Gold Torrent US.

Securities and Exchange Commission

December 7, 2017

Material United States Federal Income Tax Considerations, page 42

7.	We note your statement that U.S. Holders should not recognize any gain or loss upon the receipt of common shares in exchange for shares of Gold Torrent US. Please file your tax opinion as an exhibit and identify tax counsel in this section of the filing. Refer to Item 601(b)(8) of Regulation S-K. For guidance, see Staff Legal Bulletin 19, Section III.B and C.

Response: Based on the Staff’s comment, Gold Torrent Canada has filed a tax opinion from Davis Wright Tremaine LLP with Amendment No. 1 and has identified Davis Wright Tremaine LLP on page 42 of the Proxy Statement/Prospectus as Gold Torrent US’s United States tax counsel.

Security Ownership of Management and Certain Beneficial Owners, page 68

8.	Please identify the natural persons who have ultimate voting or investment control over the shares held by each of your greater than 5% beneficial owners.

Response: Based on the Staff’s comment, Gold Torrent Canada has revised the footnote disclosure on page 93 of the Proxy Statement/Prospectus to identify the natural persons who have ultimate voting or investment control over each of the stockholders who beneficially own greater than 5% of the total outstanding shares of Gold Torrent US common stock.

9.	We note that the company´s shareholders that beneficially own greater than 5% of the outstanding common stock, including your Chief Executive Officer who initially reported beneficial ownership of 29.82% in a Schedule 13D filed on October 9, 2013, appear not to have filed the seemingly required beneficial ownership reports and/or amendments thereto on Schedule 13D or 13G pursuant to Sections 13(d) and/or 13(g) of the Exchange Act of 1934. Please advise. Include in your response the extent the company is in contact with the greater than 5% beneficial owners listed on page 69 and how the company verified the beneficial ownership information reported.

Response: Based on the Staff’s comment, we have reached out to each of the stockholders who beneficially own greater than 5% of the total outstanding shares of Gold Torrent US common stock to advise them of their requirements to file beneficial ownership reports and/or amendments on Schedule 13D or 13G pursuant to Sections 13(d) and/or 13(g) of the Exchange Act of 1934, as amended (the “Exchange Act”). Based on these discussions, Gold Torrent US’s Chief Executive Officer filed an amended Schedule 13D dated December 7, 2017 to disclose his current beneficial ownership of shares of Gold Torrent US common stock. We continue to work with the other stockholders holding greater than 5% of Gold Torrent US’s common stock and expect such stockholders to make the required beneficial ownership reports and/or amendments required under Sections 13(d) and/or 13(g) of the Exchange Act shortly after the date of this response letter. Previously, Gold Torrent US and Gold Torrent Canada had used the registered list of stockholders provided by Gold Torrent US’s transfer agent in connection with providing disclosure concerning the security ownership of certain beneficial owners. Going forward, Gold Torrent US and Gold Torrent Canada intend to rely on the reports beneficial owners of their common stock file with the SEC, unless they have knowledge that such reports contain incorrect information.

Securities and Exchange Commission

December 7, 2017

Indemnification of Officers, Directors, Employees and Other Persons, page 81

10.	Please disclose whether Gold Torrent Canada will indemnify directors, officers, or controlling persons for liabilities under the federal securities laws. If so, please disclose the Commission’s position on indemnification for liabilities arising under the Securities Act of 1933.

Response: Based on the Staff’s comment, Gold Torrent Canada has revised the disclosure on page 104 of the Proxy Statement/Prospectus to disclose whether Gold Torrent Canada will indemnify directors, officers, or controlling persons for liabilities under the federal securities laws, as well as the Commission’s position on indemnification for liabilities arising under the Securities Act of 1933.

Where You Can Find More Information, page 98

11.	It appears that you are not S-3 eligible and, therefore, ineligible to incorporate by reference certain information that Form S-4 requires. Refer to General Instruction B.1 of Form S-4. Please provide the disclosure required by Item 14 of Form S-4.

Response: Based on the Staff’s comment, Gold Torrent Canada revised the disclosure in the Proxy Statement/Prospectus to include in the Proxy Statement/Prospectus all of the information required under Item 14 of Form S-4.

Form 10-K for the Fiscal Year Ended March 31, 2017

Cover Page

12.	Please disclose the market value of your public float as of the last business day of your second fiscal quarter. Refer to the requirement on the cover page of Form 10-K.

Response: Based on the Staff’s comment, Gold Torrent US has disclosed the market value of its public float as of the last business day of its second fiscal quarter on the cover page of the Amended Form 10-K.

Securities and Exchange Commission

December 7, 2017

Item 2. Properties page 6

13.	Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b) (2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

●	The nature of your ownership or interest in the property.

●	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

●	An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

●	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

●	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

●	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

●	The area of your claims, either in hectares or in acres.

Response: Based on the Staff’s comment, Gold Torrent US advises the Staff that they have made the disclosures required under Industry Guide 7 and outlined in the Staff’s comment above concerning each of their mineral properties. This disclosure has been included in the Amended Form 10-K under Item 2. Properties, beginning on page 6. Gold Torrent Canada advises the Staff that this disclosure has also been included in the Proxy Statement/Prospectus, commencing on page 74 of the Proxy Statement/Prospectus.

Securities and Exchange Commission

December 7, 2017

14.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

●	A map showing the location and access to your property.

●	The location and means of access to your property, including the modes of transportation utilized to and from the property.

●	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

●	A description of any work completed on the property and its present condition.

●	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

●	A description of equipment, infrastructure, and other facilities.

●	The current state of exploration of the property, including past, current, and future exploration work.

●	The total costs incurred to date and all planned future costs.

●	The source of power and water that can be utilized at the property.

●	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response: Based on the Staff’s comment, Gold Torrent US advises the Staff that they have made the disclosures required under Industry Guide 7 and outlined in the Staff’s comment above concerning each of their mineral properties. This disclosure has been included in the Amended Form 10-K under Item 2. Properties, beginning on page 6. Gold Torrent Canada advises the Staff that this disclosure has also been included in the Proxy Statement/Prospectus, commencing on page 74 of the Proxy Statement/Prospectus.

15.	Please discuss the material exploration and extraction permits required to perform work on your property including the status and timing of obtaining such permits.

Response: Based on the Staff’s comment, Gold Torrent US advises the Staff that they have included disclosure concerning the material exploration and extraction permits Gold Torrent US requires to perform work on its mineral property, including the status and timing of obtaining such permits, in the Amended Form 10-K, beginning on page 14 of the Amended Form 10-K. Gold Torrent Canada advises the Staff that this disclosure has also been included in the Proxy Statement/Prospectus, commencing on page 82 of the Proxy Statement/Prospectus.

Securities and Exchange Commission

December 7, 2017

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 21

16.	Please provide the disclosure required by Item 404(d) of Regulation S-K. For example, we note the related party transactions described on pages F-10 and F-11. Also include the related agreements in your exhibit index, as applicable. Refer to Item 601(b)(10)(ii)(A) and (iii) of Regulation S-K.

Response: Based on the Staff’s comment, Gold Torrent US advises the Staff that they have made the disclosures required by Item 404(d) of Regulation S-K on pages 28 and 29 of the Amended Form 10-K. Gold Torrent Canada advises the Staff that this disclosure has also been included in the Proxy Statement/Prospectus, commencing on page 61 of the Proxy Statement/Prospectus.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

17.	You have recorded no development costs for the period and state that such costs have been deferred. You also recorded $2,441,829 of mine and mill assets during the three months ended September 30, 2017. Please clarify if you are capitalizing development costs and, if so, provide us with an analysis supporting your accounting treatment.

Response: Gold Torrent US advises the Staff that subsequent to the year ended March 31, 2017, they began capitalizing exploration and evaluation expenditures to property, plant & equipment, as required under ASC 360. This determination to capitalize their exploration and evaluation expenditures in connection with Gold Torrent US’s mineral property was arrived at after discussions between the management of Gold Torrent US and Gold Torrent US’s auditor, Morgan & Company LLP, and was based mostly on a Preliminary Feasibility Study dated June 30, 2016 by Hard Rock Consulting, LLC, which demonstrated to the satisfaction of both Gold Torrent US’s management and Morgan & Company LLP that Gold Torrent US’s mineral property likely contained enough proven and probable reserves of ore that their development costs could be capitalized to property, plant & equipment based on ASC 360.

Securities and Exchange Commission

December 7, 2017

Gold Torrent US currently takes the position that mineral property exploration costs are initially expensed as incurred, while mineral property acquisition costs are initially capitalized when incurred. When Gold Torrent US determines that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized and will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations. Gold Torrent US assesses the carrying costs for impairment under ASC 360, Property, Plant, and Equipment at each fiscal year end. An impairment loss is recognized when the sum of the expected undiscounted future cash flows is less than the carrying amount of the mineral property. Impairment losses, if any, are measured as the excess of the carrying amount of the mineral property over its estimated fair value.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (213) 633-8666 or by email at andrewbond@dwt.com.

Yours truly,

DAVIS WRIGHT TREMAINE LLP

/s/ Andrew J. Bond
Andrew J. Bond

cc:	Gold Torrent (Canada) Inc.
Gold Torrent, Inc.